Exhibit 99.1

YM BIOSCIENCES ANNOUNCES AEROLEF™ PHASE IIB INTERIM REVIEW
- Benefit observed compared with placebo; Clinical trial to continue as planned -

MISSISSAUGA, Canada - September 27, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), a company engaged in the acquisition, development and commercialization of oncology and acute care products, today announced that its DELEX Therapeutics division has received the results of an interim analysis on the first 67 patients from its randomized, placebo-controlled Phase IIb trial (DLXLEF-AP4) of AeroLEF™ for the treatment of moderate to severe acute pain in post-surgical patients. The data indicated that AeroLEF provided benefit compared to placebo, however the difference between the treatment arm and placebo arm had not yet achieved the significance level predefined in the study protocol and therefore the study will continue as planned to enroll the original target of 99 randomized patients.

“This preliminary review indicates that we should continue to advance the AeroLEF phase IIb study to full enrollment,” said David Allan, Chairman and CEO of YM BioSciences. “We look forward to analyzing the full data set at the completion of the study early next year.”

AeroLEF(TM) is a unique, inhaled-delivery composition of free and liposome encapsulated fentanyl, for the treatment of moderate to severe acute pain, including cancer pain. The Phase IIb study consisted of two parts. Part I was an open label trial of 21 patients to allow investigators to gain familiarity with administration of the product. Part II is a randomized, double-blinded, and placebo-controlled trial of 99 patients, and is designed to evaluate the safety and efficacy of multiple doses of AeroLEF™ for management of pain in post-surgical patients following elective orthopedic surgeries. The primary endpoint for this study is the Summed Pain Relief plus Pain Intensity Difference (SPRID) scores during the first four hours after the start of the initial dose. Secondary endpoints include Time to Effective Pain Relief, as well as six safety endpoints.

Preliminary results from the open label portion of the DLXLEF-AP4 trial will be presented at the American Society of Anesthesiologists Annual Meeting, McCormick Place, Chicago, IL, on October 17, 2006 at 9:00 a.m. Central.

About YM BioSciences
YM BioSciences Inc. is engaged in the acquisition, development and commercialization of oncology and acute care products. In addition to AeroLEF, YM BioSciences is developing tesmilifene, nimotuzumab, and Norelin.

Tesmilifene is a small molecule that targets multi-drug resistant (MDR+) cancer cells and is being tested in combination with various standard chemotherapy regimens for the treatment of a number of cancers. The ongoing ‘DEC’ pivotal trial for tesmilifene in metastatic and recurrent breast cancer has been the subject of two interim analyses of safety and survival data which indicated the drug continues to be safe and the trial continues to have the prospect of meeting its survival endpoint. The third of a number of interim analyses is anticipated in the coming months and mature data during calendar 2007. In addition to the Phase III DEC trial, which combines tesmilifene with an anthracycline, a collaborative trial with Sanofi-Aventis is currently ongoing combining tesmilifene with Taxotere® (docetaxel) a taxane drug. A trial combining tesmilifene with epirubicin, cyclophosphamide, and 5-FU is anticipated for the treatment of gastric cancer and additional trials are in planning.

Nimotuzumab is an anti-EGFR humanized antibody that was recently partnered in Japan with Daiichi Pharmaceutical Co., Ltd., a subsidiary of Daiichi Sankyo Company, Limited Nimotuzumab was approved in India in July 2006 for the treatment of head & neck cancer, is currently in a Phase III trial in Europe in combination with radiation for the treatment of pediatric pontine glioma and a Phase I/II trial in a specific population of patients with non-small cell lung cancer in Canada.

Norelin, an anti-cancer vaccine, stimulates the immune system to develop antibodies to gonadotropin-releasing hormone (GnRH). In addition, YM BioSciences owns a portfolio of pre-clinical compounds.

This press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that the pivotal tesmilifene Phase III trial will be completed on schedule and yield mature data in calendar 2007; that the DSMB’s recommendations to continue the pivotal trial for tesmilifene based on two early analyses implies that the trial continues to have the prospect of meeting its primary endpoint; that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
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